EX 99.28(d)(13)(iv)

Amendment to JNL Series Trust

 Investment Sub-Advisory Agreement Between

Jackson National Asset Management, LLC

and Cooke & Bieler L.P.

This Amendment is made by and between Jackson National Asset Management, LLC, a Michigan limited liability company and registered investment adviser (the “Adviser”), and Cooke & Bieler L.P., a Pennsylvania limited partnership and registered investment adviser (the “Sub-Adviser”).

Whereas, the Adviser and the Sub-Adviser (the “Parties”) entered into an Investment Sub-Advisory Agreement effective as of the 28th day of September, 2015, as amended (the “Agreement”), whereby the Adviser appointed the Sub-Adviser to provide certain sub-investment advisory services to the fund or funds (each, a “Fund”) of JNL Series Trust (the “Trust”), as identified on Schedule A to the Agreement, for the portion of each Fund’s assets allocated to the Sub-Adviser.

Whereas, the Board of Trustees of the Trust has approved, and the Parties have agreed, to amend the Agreement to update the following:

1)	the company name of the Sub-Adviser; and
2)	Section 20. “Notices”.

Now Therefore, in consideration of the mutual covenants herein contained, the Parties hereby agree to amend the Agreement as follows:

1)	All references to “Cooke & Bieler L.P.” are hereby deleted and replaced with “Cooke & Bieler, L.P.”; and
2)	Section 20. “Notices” shall be deleted and replaced, in its entirety, with the following:

20.       Notices

All notices required to be given pursuant to this Agreement shall be delivered or mailed to the address listed below of each applicable party in person or by registered or certified mail or a private mail or delivery service providing the sender with notice of receipt or sent by electronic transmission (via e-mail) or such other address as specified in a notice duly given to the other parties. Notice shall be deemed given on the date delivered or mailed in accordance with this paragraph.

To the Adviser:	Jackson National Asset Management, LLC
225 West Wacker Drive
Suite 1200
Chicago, IL 60606
Attention: General Counsel
Email address: JNAMLegal@jackson.com

To the Sub-Adviser:	John Hamblett
Cooke & Bieler, L.P.
1700 Market Street
Suite 3222
Philadelphia, PA 19103
Email address: jhamblett@cooke-bieler.com

To the Trust:	JNL Series Trust
1 Corporate Way
Lansing, MI 48951
Attention: Chief Legal Officer
Email address: JNAMLegal@jackson.com

3)	Except as specifically amended hereby, the Agreement shall remain in full force and effect in accordance with its terms.
4)	Each of the Parties represents and warrants to the others that it has full authority to enter into this Amendment upon the terms and conditions hereof and that the individual executing this Amendment is duly authorized to bind the respective party to this Amendment.
5)	This Amendment may be executed in one or more counterparts, which together shall constitute one document.

In Witness Whereof, the Parties have caused this Amendment to be executed, effective September 1, 2020.

Jackson National Asset Management, LLC		Cooke & Bieler, L.P.

By:	/s/ Mark D. Nerud	By:	/s/ John S. Hamblett
Name:	Mark D. Nerud	Name:	John S. Hamblett
Title:	President and CEO	Title:	Partner